                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                          First PacTrust Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    33589V101
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 5, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Exhibit Index at page 16

-------------------------------------------------------------------------------
CUSIP NUMBER   33589V101
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Financial Institution Partners II, L.P. / 36-4131559

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS (See Instructions)

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    107,850 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    107,850 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    107,850 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 2 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   33589V101
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Hovde Capital, L.L.C. / 91-1825712
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    107,850 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    107,850 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    107,850 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------
(1)  Of the 107,850 Shares beneficially owned by Hovde Capital, L.L.C., 107,850 are as general partner of Financial Institution Partners II, L.P., the direct owner.

Page 3 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   33589V101
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Financial Institution Partners III, L.P. / 52-2199979
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    143,100 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    143,100 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    143,100 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 4 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   33589V101
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners, L.P. / 52-1899611
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    55,850 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    55,850 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    55,850 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.1%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 5 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   33589V101
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners, Ltd. / N/A
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    23,300 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    23,300 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    23,300 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.4%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 6 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   33589V101
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Hovde Capital Advisors LLC / 03-0430205
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(2)
                    222,250 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    222,250 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    222,250 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.2%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------
(2)  The 222,250 shares beneficially owned by Hovde Capital Advisors LLC are as
Investment Manager to Financial Institution Partners III, L.P., Financial
Institution Partners, L.P., and Financial Institution Partners, Ltd., the direct owners.

Page 7 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   33589V101
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(3)
                    330,100 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    330,100 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    330,100 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.2%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(3)   Of the 330,100 Shares beneficially owned by Eric D. Hovde, 107,850 are  as
President,  Chief  Executive  Officer, and Managing  Member  of  Hovde  Capital,
L.L.C.,  the  General Partner of Financial Institution Partners  II,  L.P.,  the
direct  owner,  and 222,250 are as President, CEO and Managing Member  of  Hovde
Capital  Advisors LLC, the Investment Manager to Financial Institution  Partners
III,  L.P.,  Financial  Institution Partners, L.P.,  and  Financial  Institution
Partners, Ltd., the direct owners.

Page 8 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   33589V101
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(4)
                    330,100 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    330,100 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    330,100 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.2%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(4)  Of the 330,100 Shares beneficially owned by Steven D. Hovde, 107,850 are as
Chairman,  Treasurer, and Managing Member of Hovde Capital, L.L.C., the  General
Partner  of  Financial  Institution Partners II, L.P.,  the  direct  owner,  and
222,250 are as Chairman of Hovde Capital Advisors LLC, the Investment Manager to
Financial Institution Partners III, L.P., Financial Institution Partners,  L.P.,
and Financial Institution Partners, Ltd., the direct owners.

Page 9 of 17

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, $0.01 par value, of First PacTrust Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 610 Bay Blvd, Chula Vista, CA 91910.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners II, L.P., Financial Institution Partners III, L.P., Financial Institution Partners, L.P., Financial Institution Partners, Ltd. (the "Limited Partnerships"), Hovde Capital, L.L.C. (the "General Partner"), Hovde Capital Advisors LLC (the "Investment Manager"), Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships (with the exception of Financial Institution Partners, Ltd. which is a Cayman Islands exempted company) formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P. Hovde Capital Advisors LLC, a Delaware limited liability company, is the Investment Manager to Financial Institution Partners III, L.P., Financial Institution Partners, L.P., and Financial Institution Partners, Ltd., the direct owners.

     Eric D. Hovde and Steven D. Hovde each hold beneficial interests in the Shares through ownership of an interest in, and positions as officers and/or members of the General Partner and the Investment Manager. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for the Limited Partnerships, General Partner and the Investment Manager as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner and Investment Manager who are Reporting Persons. The General Partner controls Financial Institution Partners II, L.P., and the Investment Manager controls Financial Institution Partners III, L.P., Financial Institution Partners, L.P., and Financial Institution Partners, Ltd.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner or Investment Manager have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of December 6, 2002, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 5,290,000 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of their control over the Limited Partnerships, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnerships are made by the General Partner or Investment Manager, as applicable, acting through its chairman, chief executive officer, president, or managing members. As such, the Limited Partnerships and the General Partner or Investment Manager, as applicable, share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as officers and/or managers of the General Partner and Investment Manager, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the General Partner nor the Investment Manager, their executive officers, or controlling persons beneficially owns any Shares personally or otherwise.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of December 6, 2002, transactions in the Shares effected during the past sixty (60) days.

     (d)  None.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(k)(1)(iii)
Exhibit B -    Addendum to Banc of America Securities LLC
               Customer Agreement (Incorporated by reference to Schedule
               13D filed with the Commission on October 18, 2002)
Exhibit C -    Account Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D filed with the Commission on
               October 18, 2002)
Exhibit D -    Prime Broker Agreement between Banc of America Securities LLC and Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D filed with the Commission on
               October 18, 2002)
Exhibit E -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Schedule 13D filed with the Commission on
               October 18, 2002)
Exhibit F -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners III, L.P. (Incorporated by
               reference to Schedule 13D filed with the Commission on
               October 18, 2002)
Exhibit G -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to Schedule 13D filed with the
               Commission on October 18, 2002)
Exhibit H -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to Schedule 13D filed with the
               Commission on October 18, 2002)
Exhibit I -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to Schedule 13D filed with the
               Commission on October 18, 2002)
Exhibit J -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, L.P. (Incorporated by
               reference to Schedule 13D filed with the Commission on
               October 18, 2002)
Exhibit K -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to Schedule 13D filed with the
               Commission on October 18, 2002)
Exhibit L -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to Schedule 13D filed with the
               Commission on October 18, 2002)
Exhibit M -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to Schedule 13D filed with the
               Commission on October 18, 2002)
Exhibit N -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, Ltd. (Incorporated by
               reference to Schedule 13D filed with the Commission on
               October 18, 2002)
Exhibit O -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to Schedule 13D filed with the
               Commission on October 18, 2002)
Exhibit P -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to Schedule 13D filed with the
               Commission on October 18, 2002)
Exhibit Q -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to Schedule 13D filed with the Commission on October 18, 2002)



                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE CAPITAL, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its
                         General Partner, HOVDE CAPITAL IV, LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         FINANCIAL INSTITUTION PARTNERS, LTD., by its
                         General Partner, HOVDE CAPITAL OFFSHORE LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    12/06/02

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------

Financial Institution              Limited partnership formed to
Partners II, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital, L.L.C.              Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners II, L.P.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Nevada

Financial Institution              Limited partnership formed to
Partners III, L.P.                 make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Financial Institution              Limited partnership formed to
Partners, L.P.                     make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Financial Institution              Cayman Islands Exempted Company formed to
Partners, Ltd.                     make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   Bank of Bermuda (Cayman) Limited
                                   36C Bermuda House, British American Centre
                                   Dr. Roy's Drive, P.O. Box 513 GT
                                   Georgetown, Grand Cayman, Cayman Islands
                                   Organized: Cayman Islands

Hovde Capital Advisors LLC         Limited liability company and registered
                                   investment adviser formed to serve as an
                                   investment manager.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware



    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(5)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (6)             Portfolio Manager             U.S.
1826 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1824 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered Investment Adviser

-------------------------------------------------------------------------------
(5) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, Treasurer and Managing Member of Hovde Capital, L.L.C.
Chairman of Hovde Capital Advisors LLC

(6) Eric D. Hovde is affiliated with the following Reporting Persons:
President, Chief Executive Officer and Managing Member of Hovde Capital, L.L.C. President, CEO and Managing Member of Hovde Capital Advisors LLC

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Financial           $1,551,580.35       $0                  Working Capital
Institution
Partners II, L.P.

Hovde Capital,      $1,551,580.35       $0                  Working Capital
L.L.C.                                                      Of Affiliate

Financial           $2,092,388.10       $0                  Working Capital
Institution
Partners III, L.P.

Financial           $  814,565.25       $0                  Working Capital
Institution
Partners, L.P.

Financial           $  335,045.80       $0                  Working Capital
Institution
Partners. Ltd.

Hovde Capital       $3,241,999.15       $0                  Working Capital
Advisors LLC                                                Of Affiliates


-------------------------------------------------------------------------------

                                   SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------

Financial Institution         107,850                       2.0%
Partners II, L.P.

Hovde Capital, L.L.C.         107,850                       2.0%

Financial Institution         143,100                       2.7%
Partners III, L.P.

Financial Institution          55,850                       1.1%
Partners, L.P.

Financial Institution          23,300                       0.4%
Partners, Ltd.

Hovde Capital Advisors LLC    222,250                       4.2%

Eric D. Hovde                 330,100                       6.2%

Steven D. Hovde               330,100                       6.2%
-------------------------------------------------------------------------------

Aggregate Shares Held by      330,100                       6.2%
Reporting Persons


                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days of December 6, 2002:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------

Financial      11/13/02       14,000    $15.015        Buy            ANPC
Institution
Partners
III, L.P.

Financial      11/14/02       700       $15.30         Buy            ANPC
Institution
Partners
III, L.P.

Financial      11/15/02       2,300     $15.24         Buy            ANPC
Institution
Partners
III, L.P.

Financial      12/02/02       13,650    $15.525        Buy            ANPC
Institution
Partners
III, L.P.

Financial      12/04/02       300       $15.46         Buy            ANPC
Institution
Partners
III, L.P.


Financial      12/05/02       6,300     $15.465        Buy            ANPC
Institution
Partners
III, L.P.

Financial      10/09/02       20,000    $14.05         Buy            ANPC
Institution
Partners,
L.P.

Financial      10/21/02       2,500     $14.20         Buy            MCBT
Institution
Partners,
L.P.

Financial      11/13/02       5,000     $15.015        Buy            ANPC
Institution
Partners,
L.P.

Financial      11/14/02       200       $15.30         Buy            ANPC
Institution
Partners,
L.P.

Financial      11/15/02       700       $15.24         Buy            ANPC
Institution
Partners,
L.P.

Financial      11/27/02       1,000     $15.433        Buy            REDI
Institution
Partners,
L.P.

Financial      11/29/02       3,600     $15.55         Buy            ANPC
Institution
Partners,
L.P.

Financial      12/02/02       5,850     $15.525        Buy            ANPC
Institution
Partners,
L.P.

Financial      12/04/02       200       $15.46         Buy            ANPC
Institution
Partners,
L.P.

Financial      12/05/02       2,800     $15.465        Buy            ANPC
Institution
Partners,
L.P.

Financial      12/04/02       100       $15.46         Buy            ANPC
Institution
Partners,
Ltd.

Financial      12/05/02       900       $15.465        Buy            ANPC
Institution
Partners,
Ltd.


-------------------------------------------------------------------------------




                                  EXHIBIT INDEX

                                                                      Page

Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(k)(1)(iii)       17

Exhibit B -    Addendum to Banc of America Securities LLC
               Customer Agreement (Incorporated by reference
               to Schedule 13D filed with the Commission on
               October 18, 2002)

Exhibit C -    Customer Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference
               to Schedule 13D filed with the Commission on
               October 18, 2002)

Exhibit D -    Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference
               to Schedule 13D filed with the Commission on
               October 18, 2002)

Exhibit E -    Partnership Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference
               to Schedule 13D filed with the Commission on
               October 18, 2002)

Exhibit F -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference
               to Schedule 13D filed with the Commission on
               October 18, 2002)

Exhibit G -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference
               to Schedule 13D filed with the Commission on
               October 18, 2002)

Exhibit H -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference
               to Schedule 13D filed with the Commission on
               October 18, 2002)

Exhibit I -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners
               III, L.P. (Incorporated by reference to Schedule
               13D filed with the Commission on  October 18, 2002)

Exhibit J -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to Schedule 13D filed with the
               Commission on October 18, 2002)

Exhibit K -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to Schedule
               13D filed with the Commission on  October 18, 2002)

Exhibit L -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to Schedule
               13D filed with the Commission on October 18, 2002)

Exhibit M -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to Schedule 13D filed with
               the Commission on October 18, 2002)

Exhibit N -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to Schedule 13D filed with
               the Commission on October 18, 2002)

Exhibit O -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to Schedule
               13D filed with the Commission on October 18, 2002)

Exhibit P -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to Schedule
               13D filed with the Commission on October 18, 2002)

Exhibit Q -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to Schedule 13D filed with
               the Commission on October 18, 2002)


-------------------------------------------------------------------------------

                                                                       EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    HOVDE CAPITAL, L.L.C.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    FINANCIAL INSTITUTION PARTNERS, L.P., by its
                    General Partner, HOVDE CAPITAL IV, LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    FINANCIAL INSTITUTION PARTNERS, LTD., by its
                    General Partner, HOVDE CAPITAL OFFSHORE LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    HOVDE CAPITAL ADVISORS LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                         Its: Secretary

                    ERIC D. HOVDE

                    /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                    /s/ Steven D. Hovde
                    -------------------------------------------------


Dated:    12/06/02

Page 17 of 17